FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, February 20, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the fourth quarter and full year of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period of 2017, except where stated otherwise. The statements regarding adjusted EBITDA and gross margin are excluding the non-recurring effects of the periods. The following statements related to net income refer to the net income of the controlling shareholders of the continuing operations.

4Q18 & 2018 EARNINGS RELEASE

GPA’s food net income more than doubles to R$1.3 billion in 2018

Multivarejo’s best performance of recent years, driven by higher revenue growth, which leveraged market share gains and net income growth of nearly five-fold

Assaí continued to deliver strong sales and acceleration in net income growth, which nearly doubled in the year, with net margin of 4.6%

GPA Food:

▪          Gross sales of R$15.2 billion in 4Q18, maintaining a strong growth rate of 12.1%, driven by Multivarejo’s continued improvement and Assaí’s solid performance. In the year, gross sales were R$53.6 billion, with solid growth of 10.7%;

▪          Robust growth in adjusted EBITDA of 29.4% in 4Q18 to R$801 million, with margin expansion of 70 bps to 5.7%. In 2018, adjusted EBITDA margin expanded 60 bps to 5.8%, supported by improvement in line with guidance at Multivarejo and above-expectation growth at Assaí;

▪          Strong net income growth in the quarter of 88.1% to R$471 million, while net margin expanded 140 bps to 3.4%. In the year, net income reached R$1.3 billion, with net margin doubling to 2.6%;

▪          Solid financial structure supported by the stability at low levels of the leverage ratio, which ended the period at -0.32x EBITDA;

▪          Focus on adjusting the store portfolio to reinforce the multi-channel, multi-format and multi-region presence better aligned with consumer demand. The improvement has translated into real sales growth above the industry average, which in turn has supported better results in all segments.

Multivarejo:

▪       Gross sales of R$7.9 billion in 4Q18, with same-store sales growth of 4.5%, confirming the recovery registered since March. In the year, gross sales came to R$28.7 billion, accompanied by market share gains, led by the Extra Hiper and Pão de Açúcar banners.

▪       Strengthening of Digital Transformation project: (i) higher penetration of loyalty tools and personalization of the “My Discount” app and “My Rewards” initiative, with the number of downloads doubling to over 7.5 million; (ii) robust growth in food e-commerce of 63.5% in 4Q18, confirming the leadership position in the industry; (iii) acquisition of James Delivery and strategic partnership with Cheftime to reinforce the omnichannel strategy;

▪       Repositioning of Private-Label Brands: increase in penetration to around 11.5%, with the goal of increasing penetration to 20% by 2020 driven by innovation and new product launches;

▪       Strong dilution of operating expenses by 150 bps in 4Q18, due to decrease in personnel expenses and rigorous control over general expenses. In the year, dilution of expenses was 80 bps, with a nominal drop of 2.2%, despite the inflation in the period;

▪       Significant growth in adjusted EBITDA of 21.2% to R$400 million in the quarter, with margin expansion of 80 bps to 5.5%. In the year, adjusted EBITDA was R$ 1.5 billion (+13.0%), with margin expanding 50 bps to 5.5%;

▪       Net income in 4Q18 amounted to R$120 million, with net margin of 1.6%, reversing the net loss reported in 2017. In 2018, net income grew nearly five-fold compared to 2017, to R$246 million;

Assaí:

▪       Gross sales were R$7.3 billion, representing yet another quarter of strong growth (+23.6%) and addition of R$1.4 billion in sales, with market share gains. In the year, gross sales came to R$24.9 billion, representing robust growth of 24.2%, adding sales of R$4.9 billion compared to 2017;

▪       Solid same-store sales growth of 9.9% in the quarter, driven by new commercial actions, successful marketing campaigns and adjustments to product assortment;

▪       Inauguration of 10 new stores in the quarter in 6 different states, closing 2018 with 18 new units and reinforcing the commitment to continue growing in the coming year;

▪       Gross margin stood at 16.0% in the quarter, in line with 4Q17. In the year, gross margin expanded 30 bps, mainly reflecting the accelerated maturation of new stores;

▪       Strong dilution of operating expenses of 60 bps in 4Q18, despite the accelerated pace of store expansions, supported by efficiency gains;

▪       Adjusted EBITDA was R$ 401 million in 4Q18, representing strong growth of 38.7%, with adjusted EBITDA margin expanding 70 bps to 6.0%. In the year, adjusted EBITDA was R$1.4 billion, 34.1% higher than in 2017, with margin expansion of 40 bps to 6.0%;

▪       Net income in the quarter posted robust growth of 37.9% to R$351 million, with net margin of 5.2%. In the year, net income advanced 95.2% to R$1.1 billion, with net margin of 4.6%.

                  Outlook for 2019:

▪       Net Sales:

○         Multivarejo: same-store sales growth of roughly 100 bps above IPCA inflation;

○         Assaí: continuity of strong expansion, with same-store sales growth of roughly 200 bps above inflation and total sales growing over 20%;

▪       EBITDA: expansion in both businesses, of which:

○         Multivarejo: increase of EBITDA margin by around 30 bps vs. 2018, due to (i) projects to optimize and repositioning the portfolio, especially at Mercado Extra and Compre Bem; and (ii) operating efficiency gains, especially in shrinkage, logistics costs and SG&A growth in line with inflation;

○         Assaí: EBITDA margin expansion by around 30-40 bps vs. 2018, driven mainly by the quality of the stores opened in recent years, which have shown a faster maturation.

▪       Other operating income and expenses: stability at 2018 level, around R$ 200 million per year.

▪       CAPEX: maintenance of high capex around R$1.7 billion - R$1.8 billion, focusing on higher-return projects related to the expansion/optimization of formats, namely:

○         Assaí: opening of 15-20 stores

○         Pão de Açúcar: continuation of the store renovation strategy (10-15 stores) and resumption of the banner expansion process

○         Proximity and specialized businesses:  opening of at least 15 stores and moving forward in the plan to modernize drugstores and expand gas stations

○         Supermercado Extra: continuity of revitalization of Mercado Extra stores and conversions into Compre Bem, totaling around 100 renovated and converted Extra Super stores

○         Malls: initiatives to improve occupancy cost, especially at Extra Hiper

▪         Digital Transformation: focus on innovation and acceleration of the omnichannel strategy to offer customers more customized solutions in order to ensure a better shopping experience;

○         Loyalty apps Cliente Mais and Clube Extra: expand significantly the active customer base and increase the app’s relevance among users, in addition to maximize the potential participation of industry on the platform;

○         Maintain leadership in the food e-commerce operation in Brazil: accelerating the growth pace of 2018 and the conversion rate of orders, with improvement of the service quality through:

-   Operating efficiency gains;

-   Strengthening of “Express” and “Click & Collect" services at Pão de Açúcar and expansion of these services to Extra, with over 120 stores offering these concepts by year-end;

-   Expansion of Adega platform, launched in 2018, ensuring an omnichannel experience.

○     Cheftime: roll-out across 30 Pão de Açúcar and 3 Minuto Pão de Açúcar stores and expansion of e-commerce sales within 1Q19, with continuity of expansion across the metropolitan area of São Paulo until the year-end;

o    Roll-out of “James Delivery” multi-service platform (last miler) in São Paulo in 2Q19 and expansion to 10 cities by year-end;

o    Evolution of the offer of digital payment methods;

MESSAGE FROM MANAGEMENT

The year 2018 brought excellent results for GPA. We delivered sequential important market share gains and solid results for the Group’s businesses. The accelerated store expansion at Assaí over recent years supported strong sales and substantial net income growth. At Multivarejo, sales improved sequentially, accompanied by higher profitability. Our multi-channel, multi-format and multi-region portfolio, combined with the optimization of our store portfolio through conversions, renovations and new concepts, has ensured a better offering of products and services for our customers, further strengthening their power of choice. We also advanced in the digital transformation of our businesses, reinforcing GPA’s pioneering efforts on fronts such as food e-commerce and loyalty programs, which supported efficiency gains in our search for new revenue streams.

Despite a macroeconomic scenario still marked by recovery, we maintained a high level of investment in the year of over R$1.7 billion, or 28.8% more than in 2017, which reinforces our confidence in the execution of our business strategy and in the recovery of the Brazilian economy. We posted gross sales of R$53.6 billion, 10.7% higher than in 2017, and market share gains at both Multivarejo and Assaí, with sequential improvements in our results, which led net income to more than double to R$1.3 billion in the year.

At Assaí, 2018 was marked by solid and strong sales growth, which was leveraged by the banner’s nationwide footprint. Assaí, which ended the year with 144 stores, maintained its accelerated pace of store openings: 18 new units. The highly effective strategy for determining the sites of these stores supported above-expectation performance and the best result in sales per square meter of the last five years. This year, Assaí also was included on the list of Brazil’s Most Valuable Brands compiled by Interbrand.

Meanwhile, Multivarejo delivered important revenue growth, reflecting the more dynamic commercial actions, the better positioning of banners and the higher penetration of loyalty tools and customization of the “My Discount” app and “My Rewards” initiative. Over the year, the Extra Super and Proximity formats posted significant improvement in their performances, while the Pão de Açúcar banner maintained its high profitability.

We made important adjustments in the portfolio, with improvements within the formats: 15 Pão de Açúcar stores, totaling 20 stores renovated to the new model, which focuses entirely on the shopping experience and on strengthening the banner’s value proposition. Another 23 Extra Super stores were remodeled under the Mercado Extra concept and 13 stores were converted into Compre Bem, which since their conversion already have been delivering strong growth.

Another important action was the repositioning of our Private-Label portfolio with a priority on improving quality and price competitiveness, which has led to an increase in the share of these products in the Super, Hyper and Proximity formats. Additionally, it has strengthened our competitiveness in regional markets and our loyalty-building efforts. In 2018, we launched 500 new products, supported by a new communication model and promotional campaigns.

We also created the Digital Transformation department and began working more closely with foodtech startups. We prospected over 350 companies in the industry, which resulted in a partnership with Cheftime, online subscription service and sales of gastronomic kits, and in the acquisition of James Delivery, a multiservice delivery platform for various products. We also inaugurated Pão de Açúcar Adega, a platform formed by an exclusive online wine shop with nationwide delivery, an application and a brick-and-mortar store (in São Paulo city) to give consumers a truly omnichannel experience.

Looking to the future also means having our management integrated with sustainability principles, assessing risks and identifying opportunities to create value for all our stakeholders. As a transformational agent and a link in a chain, we adopt responsible sourcing management that include aspects such as preserving species, animal welfare, combating deforestation and verifying adequate work conditions.

We have a highly motivated and diverse team of more than 100,000 employees across Brazil. We were able to surpass the mark of 30% women in leadership positions (managerial level and higher) and increased to 21% the percentage of persons with disabilities on our team.

Consistent with our commitment to diversity, we launched the Manifesto of Senior Male Leaders for Gender Equality and created two other Affinity Groups, for Racial Equality and LGBTI+, which complement the activities of the Gender Equality Committee created in 2013. All these actions, combined with others to value our people, promote conscientious consumerism, protect the links of the production chain, preserve the environment and engage society reinforce the pillars that guide our business strategy.

We ended 2018 with very positive progress and solid and sustainable results in our businesses, which are accomplishments that reflect the engagement and capacity of our entire team. We continue working to ensure a store portfolio that meets consumers’ needs, products and initiatives that offer the best options to our shareholders, suppliers, employees and, most importantly, a permanent focus on our customers.

Peter Estermann

Chief Executive Officer

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	4Q18	4Q17	Δ	4Q18	4Q17	Δ	4Q18	4Q17	Δ	4Q18	4Q17	Δ

Gross Revenue	15,237	13,595	12.1%	15,237	13,595	12.1%	7,937	7,689	3.2%	7,300	5,906	23.6%
Net Revenue	14,012	12,510	12.0%	14,012	12,510	12.0%	7,313	7,066	3.5%	6,698	5,444	23.0%
Gross Profit	3,195	3,193	0.1%	3,195	3,193	0.1%	1,975	2,208	-10.5%	1,220	986	23.8%
Gross Margin	22.8%	25.5%	-270 bps	22.8%	25.5%	-270 bps	27.0%	31.2%	-420 bps	18.2%	18.1%	10 bps
Selling, General and Adm. Expenses	(2,288)	(2,245)	1.9%	(2,288)	(2,245)	1.9%	(1,612)	(1,661)	-3.0%	(677)	(584)	15.8%
% of Net Revenue	16.3%	18.0%	-170 bps	16.3%	18.0%	-170 bps	22.0%	23.5%	-150 bps	10.1%	10.7%	-60 bps
EBITDA (2)	981	751	30.7%	924	794	16.3%	379	393	-3.6%	544	400	35.9%
EBITDA Margin	7.0%	6.0%	100 bps	6.6%	6.3%	30 bps	5.2%	5.6%	-40 bps	8.1%	7.4%	70 bps
Adjusted EBITDA(2)(3)	1,004	926	8.4%	946	969	-2.4%	400	566	-29.3%	546	403	35.5%
Adjusted EBITDA Margin	7.2%	7.4%	-20 bps	6.8%	7.7%	-90 bps	5.5%	8.0%	-250 bps	8.1%	7.4%	70 bps
Net Financial Revenue (Expenses)	(60)	(206)	-70.7%	(60)	(206)	-70.7%	(44)	(199)	-77.9%	(16)	(7)	126.0%
% of Net Revenue	0.4%	1.6%	-120 bps	0.4%	1.6%	-120 bps	0.6%	2.8%	-220 bps	0.2%	0.1%	10 bps
Net Income - Controlling Shareholders - continuing operations	528	207	155.1%	471	250	88.1%	120	(4)	n.a	351	254	37.9%
Net Margin- continuing operations	3.8%	1.7%	210 bps	3.4%	2.0%	140 bps	1.6%	-0.1%	170 bps	5.2%	4.7%	50 bps
Net Income (Loss) -continuing and discontinued operations	414	282	46.8%	459	255	80.1%	108	1	n.a.	351	254	37.9%
Net margin-continuing and discontinued operations	3.0%	2.3%	70 bps	3.3%	2.0%	130 bps	1.5%	0.0%	150 bps	5.2%	4.7%	50 bps

Gross Profit and Adjusted Ebitda excluding non recurring effects (*)

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	4Q18	4Q17	Δ	4Q18	4Q17	Δ	4Q18	4Q17	Δ	4Q18	4Q17	Δ
Gross Profit Excl. non recurring effects(*)	3,050	2,843	7.3%	3,050	2,843	7.3%	1,975	1,972	0.2%	1,075	872	23.4%
Gross Margin Excl.non recurring effects(*)	21.8%	22.7%	-90 bps	21.8%	22.7%	-90 bps	27.0%	27.9%	-90 bps	16.0%	16.0%	0 bps
Adjusted EBITDA Excl. non recurring effects(2)(3)(*)	859	576	49.1%	801	619	29.4%	400	330	21.2%	401	289	38.7%
Adjusted EBITDA Margin Excl. non recurring effects(*)	6.1%	4.6%	150 bps	5.7%	5.0%	70 bps	5.5%	4.7%	80 bps	6.0%	5.3%	70 bps

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales.

 (2) Earnings before interest, tax, depreciation and amortization.

 (3) Adjusted by Other Operating Income and Expenses.

 (*) Excluding non-recurring effects. In 4Q18, these effects were R$145 million at Assaí comprising R$78 million in credits related entirely to 9M18 (therefore non-recurring in the quarter and recurring in the year) and  R$67 million in credits from periods prior to 2018 (non-recurring in the quarter and in the year), which complements the amounts already recorded. In 4Q17, these effects came to R$350 million, of which R$114 million was at Assaí, composed of credits fully related to 9M17 (therefore non-recurring in the quarter and recurring in the year), and R$236 million at Multivarejo, with R$246 million related to tax credits from prior years and -R$10 million related to the impact from inventory write-offs and deductibles related to the fire at the Distribution Center in Osasco in December 2017.

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ

Gross Revenue	53,616	48,440	10.7%	53,616	48,440	10.7%	28,693	28,370	1.1%	24,923	20,070	24.2%
Net Revenue Ex. tax credits(*)	49,388	44,634	10.7%	49,388	44,634	10.7%	26,489	26,195	1.1%	22,899	18,440	24.2%
Gross Profit	11,554	10,989	5.1%	11,554	10,989	5.1%	7,390	8,037	-8.1%	4,164	2,952	41.0%
Gross Margin	23.4%	24.6%	-120 bps	23.4%	24.6%	-120 bps	27.9%	30.7%	-280 bps	18.2%	16.0%	220 bps
Selling, General and Adm. Expenses	(8,354)	(8,061)	3.6%	(8,354)	(8,061)	3.6%	(5,996)	(6,132)	-2.2%	(2,358)	(1,929)	22.2%
% of Net Revenue	16.9%	18.1%	-120 bps	16.9%	18.1%	-120 bps	22.6%	23.4%	-80 bps	10.3%	10.5%	-20 bps
EBITDA (2)	3,066	2,314	32.5%	3,112	2,451	27.0%	1,304	1,448	-9.9%	1,808	1,003	80.3%
EBITDA Margin	6.2%	5.2%	100 bps	6.3%	5.5%	80 bps	4.9%	5.5%	-60 bps	7.9%	5.4%	250 bps
Adjusted EBITDA(2)(3)	3,282	2,894	13.4%	3,327	3,030	9.8%	1,512	2,001	-24.5%	1,815	1,029	76.4%
Adjusted EBITDA Margin	6.6%	6.5%	10 bps	6.7%	6.8%	-10 bps	5.7%	7.6%	-190 bps	7.9%	5.6%	230 bps
Net Financial Revenue (Expenses)	(474)	(730)	-35.0%	(474)	(730)	-35.0%	(429)	(682)	-37.1%	(46)	(48)	-5.2%
% of Net Revenue	1.0%	1.6%	-60 bps	1.0%	1.6%	-60 bps	1.6%	2.6%	-100 bps	0.2%	0.3%	-10 bps
Net Income - Controlling Shareholders - continuing operations	1,254	454	176.3%	1,300	591	120.1%	246	51	385.5%	1,054	540	95.2%
Net Margin- continuing operations	2.5%	1.0%	150 bps	2.6%	1.3%	130 bps	0.9%	0.2%	70 bps	4.6%	2.9%	170 bps
Net Income (Loss) -continuing and discontinued operations	1,193	579	106.0%	1,271	558	127.7%	217	18	1090.0%	1,054	540	95.2%
Net margin-continuing and discontinued operations	2.4%	1.3%	110 bps	2.6%	1.3%	130 bps	0.8%	0.1%	70 bps	4.6%	2.9%	170 bps

Gross Profit and Adjusted Ebitda excluding non recurring effects (*)

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ
Gross Profit Excl. non recurring effects(*)	11,073	10,286	7.6%	11,073	10,286	7.6%	7,345	7,334	0.1%	3,728	2,952	26.3%
Gross Margin Excl.non recurring effects(*)	22.4%	23.0%	-60 bps	22.4%	23.0%	-60 bps	27.7%	28.0%	-30 bps	16.3%	16.0%	30 bps
Adjusted EBITDA Excl. non recurring effects(2)(3)(*)	2,801	2,191	27.8%	2,846	2,327	22.3%	1,467	1,298	13.0%	1,379	1,029	34.1%
Adjusted EBITDA Margin Excl. non recurring effects(*)	5.7%	4.9%	80 bps	5.8%	5.2%	60 bps	5.5%	5.0%	50 bps	6.0%	5.6%	40 bps

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales.

 (2) Earnings before interest, tax, depreciation and amortization.

 (3) Adjusted by Other Operating Income and Expenses.

 (*) Excludes non-recurring effects. In 2018, these effects were R$ 436 million in Assaí, composed of R$ 369 million of reversal of provision of ICMS ST tax credits related to periods before 2018 in 2Q18 and R$ 67 million of additional credits recorded in 4Q18. At Multivarejo, the 2018 effects are due to the sale of part of the tax credits related to the exclusion of ICMS from the calculation base of PIS/COFINS in the net amount gf R$45 million.  In 2017 were recognized at Multivarejo R$714 million in tax credits related to prior years and -R$10 million related to the impact from inventory write-offs and deductibles related to the fire at the Osasco Distribution Center in December 2017.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

4Q18

Gross sales came to R$7.9 billion, with same-store sales growth of 4.5%, maintaining the level of mid-single digit registered since March. The highlight was the significant acceleration in sales performance in the Extra Super and Proximity formats.

Gross profit reached R$2.0 billion, with gross margin of 27.0%, reflecting the continued implementation of dynamic commercial initiatives since the end of 1Q18. Gross margin level in the quarter reflects the adequate level of price competitiveness.

Selling, general and administrative expenses were R$1.6 billion, representing a significant decline of 3.0% and dilution of 150 bps in relation to 4Q17. The highlights were the decrease in personnel expenses, due to the operational efficiency program and the labor law reform, as well as rigorous control over general expenses.

Adjusted EBITDA amounted to R$400 million, representing robust growth of 21.2%, supported by higher sales and the discipline and control of operating expenses. Adjusted EBITDA margin expanded 80 bps to 5.5%, reflecting the consistent result over the year.

Net income was R$120 million, with net margin of 1.6%, reversing the loss reported in 4Q17.

2018

In 2018, gross sales came to R$28.7 billion, the best performance of recent years, driven by (i) the success of the commercial dynamics initiatives; (ii) better positioning of banners; and (iii) higher penetration of loyalty tools and personalization of “My Discount” app and “My Rewards” initiative.

Gross profit excluding non-recurring effects amounted to R$7.3 billion, with margin of 27.7%, reflecting the adequate level of price competitiveness at banners, which supported the recovery in growth and market share gains.

Operating expenses were R$6.0 billion, down 2.2% from 2017, despite the acceleration in inflation over the year. The same initiatives mentioned in the above comments for the quarter supported the capture of gains over the year.

Adjusted EBITDA excluding non-recurring effects was R$1.5 billion, advancing 13.0% compared to 2017, with margins expanding 50 bps, meeting the guidance of 5.5% for the year.

Net income from continuing operations amounted to R$246 million, which is 4.8 times higher than the net income reported in 2017.

Assaí

4Q18

In 4Q18, Assaí once again reported solid growth in gross sales of 23.6%, to R$7.3 billion, confirming the consistent performance of recent periods, with continuous improvement in sales volume, customer traffic and market share.

Gross profit excluding non-recurring tax credits was R$1.1 billion, with gross margin of 16.0%, in line with 4Q17.

The increase in selling, general and administrative expenses significantly lagged the increase in sales, despite the accelerated pace of store expansion. These expenses corresponded to 10.1% of net sales, representing dilution of 60 bps, supported by the stronger same-store and new-store sales growth, operational improvement projects and productivity gains.

Adjusted EBITDA excluding the impact from tax credits posted strong growth of 38.7%, to R$401 million. EBITDA margin expanded 70 bps to 6.0%.

Net income reached R$351 million, +37.9%, with net margin of 5.2%.

2018

In the year, Assaí posted gross sales of R$24.9 billion, representing strong growth of 24.2% and 6.3% on a same-store ex-conversion basis, due to the banner’s successful commercial strategies and the improvement in sales volume and customer traffic.

Gross profit excluding non-recurring tax credits came to R$3.7 billion, with gross margin of 16.3%. This level reflects the maturation of the stores resulting from the expansion of recent years, as well as the return of food inflation.

Selling, general and administrative expenses as a ratio of revenue decreased 20 bps in relation to 2017, reflecting the faster maturation of stores opened in recent years.

In 2018, adjusted EBITDA excluding non-recurring tax credits was R$1.4 billion, improving a significant 34.1% compared to 2017. With a strong expansion of 40 bps compared to 2017, EBITDA margin was 6.0%, surpassing the guidance for the year of 5.8% to 5.9%.

Net income grew 95.2% to R$1.1 billion, and the net margin reached 4.6%.

FINANCIAL PERFORMANCE

Other Income and Expenses

In the quarter, Other Income and Expenses were R$23 million, net of positive and negative impacts, mainly related to:

-          R$143 million in contingencies for tax-deficiency notices involving INSS contributions (base date 2002-2003) and ICMS tax (2001 and 2008-2009);

-          R$47 million in restructuring, especially driven by store closing;

-          R$167 million in income from sale of assets.

In 2018, Other Operating Income and Expenses decreased substantially by 62.8%, or R$364 million, for a net expense of R$215 million. The amount under Other expenses represents the level expected for the coming years and reflects an adequate level of provisioning for contingencies.

Financial Result

In the quarter, the financial result was R$60 million, or 0.4% of net sales, down 120 bps from 4Q17. Cost of debt and sales of receivables were virtually stable as a ratio of net revenue compared to 4Q17. The main variations were due to the positive contribution of certain non-recurring factors: (i) monetary variation that affected the lines under financial income; and (ii) contingencies´s adjustments and other financial expenses.

In the year, the financial result was R$474 million, or 1.0% of net revenue, an improvement of 60 bps from the prior year and in line with the guidance for the year. The reduction is mainly explained by the lower interest rate in the period (the average CDI overnight rate fell from 9.6% in 2017 to 6.5% in 2018), in addition to the effects mentioned above.

Net Income

In the Food segment, net income attributable to the controlling shareholders from continuing operations was R$471 million, 88.1% higher than in 4Q17, with margin of 3.4%. At Multivarejo, net income was R$120 million, with net margin of 1.6%, reversing the loss reported in 4Q17. At Assaí, net income grew 37.9% to R$351 million, with net margin of 5.2%.

In the year, net income attributable to the controlling shareholders from the food segment, considering continuing operations, was R$1.3 billion, while net margin doubled to 2.6%. Multivarejo posted solid net income growth, to R$246 million, or 4.8 times net income in 2017. At Assaí, net income practically doubled to R$1.1 billion.

Consolidated net income attributable to the controlling shareholders, considering continuing and discontinued operations, came to R$1.2 billion (+106.0%), with margin of 2.4% (+110 bps).

Earnings per Share

In the year, earnings per share was R$4.19870 per common share and R$4.60961 per preferred share.

Net Debt

Net debt adjusted for the balance of unsold receivables stood at R$973 million. The Company maintained its low financial leverage, with a net debt/EBITDA ratio of -0.32x.

The cash position stood at R$4.4 billion and the balance of unsold receivables was R$96 million, representing R$4.5 billion in cash and cash equivalents. The Company also has approximately R$1.8 billion in pre-approved/confirmed credit facilities.

Investments

In the quarter, investments in the food segment came to R$598 million, up 68.7% from 4Q17. The increase was mainly due to the ongoing organic expansion at Assaí, with 10 store openings, 3 renovations of Pão de Açúcar stores and a review in the positioning of Extra supermarkets with the conversion of 13 stores (12 Extra Super and one Extra Hiper) into Compre Bem and the revitalization of 13 Extra Super stores into Mercado Extra.

In 2018, capital expenditure in the food segment amounted to R$1.7 billion, 28.8% more than in 2017, led mainly by the following:

  Expansion of Assaí: opening of 18 stores, with 16 organically and 2 converted from Extra Hiper;
  Renovations of Pão de Açúcar stores: 15 stores were renovated based on the Generation 7 concept, totaling 20 stores under this concept;
  Repositioning of Extra Super: revitalization of 23 stores into Mercado Extra
  Conversions into Compre Bem: 13 stores were converted into the Compre Bem banner, of which 12 converted from Extra Super and 1 from Extra Hiper.

The Company continued to focus on adjusting the store portfolio to reinforce its multi-channel, multi-format and multi-region presence that is better aligned with consumer demand. As a result, in the last five years, the share of Assaí in the food segment increased from 20% to 46%, driven by the organic opening of 52 stores and 19 conversions from Extra Super stores. In the retail business, the highlights were: (i) modernization of assets with the renovation of 95 Pão de Açúcar stores in the last two years, 20 of which under the G7 concept; (ii) repositioning of Extra Super with the revitalization of 23 stores converted into Mercado Extra and 13 stores into Compre Bem in 2018; (iii) opening of 66 Minuto Pão de Açúcar stores since 2014; and (iv) pursuit of higher profitability of store area in the hypermarket format.

For more information on the Compre Bem and Mercado Extra Projects, see page 23.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	12.31.2018	09.30.2018	12.31.2017	12.31.2018	09.30.2018	12.31.2017

Current Assets	36,305	31,876	33,015	11,898	10,149	10,278
Cash and Marketable Securities	4,369	2,625	3,792	4,369	2,625	3,792
Accounts Receivable	384	953	618	390	957	625
Credit Cards	92	659	322	92	659	322
Sales Vouchers and Trade Account Receivable	196	234	223	202	238	230
Allowance for Doubtful Accounts	(5)	(4)	(6)	(5)	(4)	(6)
Resulting from Commercial Agreements	101	64	79	101	64	79
Inventories	5,909	5,540	4,822	5,909	5,540	4,822
Recoverable Taxes	679	363	597	679	363	597
Noncurrent Assets for Sale	24,443	21,866	22,775	31	136	22
Prepaid Expenses and Other Accounts Receivables	520	529	413	520	529	420

Noncurrent Assets	16,544	16,000	14,692	16,561	16,044	14,720
Long-Term Assets	3,996	4,591	3,452	4,012	4,630	3,475
Accounts Receivables	4	53	80	4	53	80
Credit Cards	4	53	80	4	53	80
Recoverable Taxes	2,745	2,662	1,747	2,745	2,662	1,747
Deferred Income Tax and Social Contribution	207	207	126	207	207	126
Amounts Receivable from Related Parties	34	33	25	50	72	48
Judicial Deposits	776	799	762	776	799	762
Prepaid Expenses and Others	231	838	713	231	838	713
Investments	223	228	177	223	228	177
Property and Equipment	9,650	9,244	9,138	9,650	9,244	9,138
Intangible Assets	2,675	1,937	1,924	2,676	1,942	1,929
TOTAL ASSETS	52,849	47,876	47,707	28,460	26,193	24,997

LIABILITIES

	Consolidated			Food Businesses

	12.31.2018	09.30.2018	12.31.2017	12.31.2018	09.30.2018	12.31.2017

Current Liabilities	32,784	26,607	28,992	13,492	10,246	11,380
Suppliers	9,246	6,439	8,129	9,258	6,444	8,134
Loans and Financing	948	1,348	770	948	1,348	770
Debentures	1,068	507	481	1,068	507	481
Payroll and Related Charges	686	696	639	686	696	639
Taxes and Social Contribution Payable	370	285	300	370	285	300
Dividends Proposed	57	98	78	57	98	78
Financing for Purchase of Fixed Assets	149	50	116	149	50	116
Rents	127	66	128	127	66	128
Debt with Related Parties	146	160	153	251	374	355
Advertisement	59	35	26	59	35	26
Provision for Restructuring	10	9	3	10	9	3
Advanced Revenue	250	76	146	250	76	146
Non-current Assets Held for Sale	19,412	16,586	17,824	-	-	-
Others	256	252	198	261	257	204

Long-Term Liabilities	6,125	7,507	5,674	6,126	7,507	5,674
Loans and Financing	431	841	803	431	841	803
Debentures	3,078	4,089	2,534	3,078	4,089	2,534
Deferred Income Tax and Social Contribution	581	537	394	581	537	394
Tax Installments	471	495	566	471	495	566
Provision for Contingencies	1,235	1,166	1,108	1,235	1,166	1,108
Advanced Revenue	13	12	22	13	12	22
Provision for loss on investment in Associates	267	342	195	267	342	195
Others	48	25	53	49	25	53

Shareholders' Equity	13,939	13,762	13,042	8,841	8,441	7,943
Capital	6,825	6,824	6,822	5,503	5,416	5,428
Capital Reserves	413	406	355	413	406	355
Profit Reserves	3,910	3,634	3,060	2,991	2,702	2,189
Other Comprehensive Results	(66)	(83)	(49)	(66)	(83)	(29)
Minority Interest	2,857	2,982	2,854	-	-	(0)
TOTAL LIABILITIES	52,849	47,876	47,707	28,460	26,193	24,997

2.1 Income Statement for the Year – 4Q18

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	4Q18	4Q17	Δ	4Q18	4Q17	Δ	4Q18	4Q17	Δ	4Q18	4Q17	Δ

Gross Revenue	15,237	13,595	12.1%	15,237	13,595	12.1%	7,937	7,689	3.2%	7,300	5,906	23.6%
Net Revenue	14,012	12,510	12.0%	14,012	12,510	12.0%	7,313	7,066	3.5%	6,698	5,444	23.0%
Cost of Goods Sold	(10,804)	(9,302)	16.1%	(10,804)	(9,302)	16.1%	(5,328)	(4,846)	10.0%	(5,476)	(4,456)	22.9%
Depreciation (Logistic)	(12)	(14)	-14.4%	(12)	(14)	-14.4%	(9)	(12)	-24.1%	(3)	(2)	57.3%
Gross Profit	3,195	3,193	0.1%	3,195	3,193	0.1%	1,975	2,208	-10.5%	1,220	986	23.8%
Selling Expenses	(1,973)	(1,948)	1.3%	(1,973)	(1,948)	1.3%	(1,406)	(1,440)	-2.4%	(567)	(508)	11.8%
General and Administrative Expenses	(315)	(298)	5.7%	(315)	(298)	5.7%	(205)	(221)	-7.1%	(110)	(77)	42.8%
Selling, General and Adm. Expenses	(2,288)	(2,245)	1.9%	(2,288)	(2,245)	1.9%	(1,612)	(1,661)	-3.0%	(677)	(584)	15.8%
Equity Income(2)	85	(36)	n.a.	27	7	279.8%	27	7	279.8%	-	-	n.a.
Other Operating Revenue (Expenses)	(23)	(175)	-87.1%	(23)	(175)	-87.1%	(21)	(173)	-87.8%	(2)	(2)	-34.0%
Depreciation and Amortization	(215)	(204)	5.1%	(215)	(204)	5.1%	(153)	(155)	-1.4%	(62)	(49)	25.5%
Earnings before interest and Taxes - EBIT	754	532	41.7%	697	575	21.1%	217	226	-3.9%	479	349	37.3%
Financial Revenue	104	46	126.4%	104	46	126.4%	92	34	168.9%	12	12	1.1%
Financial Expenses	(165)	(252)	-34.7%	(165)	(252)	-34.7%	(136)	(233)	-41.5%	(28)	(19)	48.9%
Net Financial Result	(60)	(206)	-70.7%	(60)	(206)	-70.7%	(44)	(199)	-77.9%	(16)	(7)	126.0%
Income (Loss) Before Income Tax	694	326	112.7%	636	369	72.3%	173	27	535.9%	463	342	35.4%
Income Tax	(166)	(119)	39.3%	(166)	(119)	39.3%	(53)	(31)	71.0%	(113)	(88)	28.0%
Net Income (Loss) Company - continuing operations	528	207	154.9%	471	250	88.0%	120	(4)	n.a.	351	254	37.9%
Net Result from discontinued operations	(239)	178	n.a.	(12)	4	n.a.	(12)	4	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	289	385	-24.9%	459	255	80.0%	108	1	n.a.	351	254	37.9%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	528	207	155.1%	471	250	88.1%	120	(4)	n.a.	351	254	37.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(114)	75	n.a.	(12)	4	n.a.	(12)	4	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	414	282	46.8%	459	255	80.1%	108	1	n.a.	351	254	37.9%

Minority Interest - Non-controlling - continuing operations	0	-	n.a.	0	-	n.a.	0	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(125)	102	n.a	(0)	-	n.a.	(0)	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(125)	102	n.a	(0)	-	n.a.	(0)	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	981	751	30.7%	924	794	16.3%	379	393	-3.6%	544	400	35.9%
Adjusted EBITDA (4) - Ex. non-recurring effects(*)	859	576	49.1%	801	619	29.4%	400	330	21.2%	401	289	38.7%

	Consolidated		Food Businesses		Multivarejo(1)		Assaí

% of Net Revenue

	4Q18	4Q17	4Q18	4Q17	4Q18	4Q17	4Q18	4Q17

Gross Profit	22.8%	25.5%	22.8%	25.5%	27.0%	31.2%	18.2%	18.1%
Selling Expenses	14.1%	15.6%	14.1%	15.6%	19.2%	20.4%	8.5%	9.3%
General and Administrative Expenses	2.2%	2.4%	2.2%	2.4%	2.8%	3.1%	1.6%	1.4%
Selling, General and Adm. Expenses	16.3%	18.0%	16.3%	18.0%	22.0%	23.5%	10.1%	10.7%
Equity Income(2)	0.6%	-0.3%	0.2%	0.1%	0.4%	0.1%	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.2%	-1.4%	-0.2%	-1.4%	-0.3%	-2.4%	0.0%	0.0%
Depreciation and Amortization	1.5%	1.6%	1.5%	1.6%	2.1%	2.2%	0.9%	0.9%
EBIT	5.4%	4.3%	5.0%	4.6%	3.0%	3.2%	7.2%	6.4%
Net Financial Revenue (Expenses)	0.4%	1.6%	0.4%	1.6%	0.6%	2.8%	0.2%	0.1%
Income Before Income Tax	5.0%	2.6%	4.5%	3.0%	2.4%	0.4%	6.9%	6.3%
Income Tax	-1.2%	-1.0%	-1.2%	-1.0%	-0.7%	-0.4%	-1.7%	-1.6%
Net Income (Loss) Company - continuing operations	3.8%	1.7%	3.4%	2.0%	1.6%	-0.1%	5.2%	4.7%
Net Income (Loss) - Consolidated Company	2.1%	3.1%	3.3%	2.0%	1.5%	0.0%	5.2%	4.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	3.8%	1.7%	3.4%	2.0%	1.6%	-0.1%	5.2%	4.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3.0%	2.3%	3.3%	2.0%	1.5%	0.0%	5.2%	4.7%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.9%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	7.0%	6.0%	6.6%	6.3%	5.2%	5.6%	8.1%	7.4%
Adjusted EBITDA (4) - Ex. non-recurring effects(*)	6.1%	4.6%	5.7%	5.0%	5.5%	4.7%	6.0%	5.3%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted by Other Operating Income and Expenses. (* )Excludes non-recurring effects in the periods.

2.2 Income Statement for the Year - 2018

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ

Gross Revenue	53,616	48,440	10.7%	53,616	48,440	10.7%	28,693	28,370	1.1%	24,923	20,070	24.2%
Net Revenue	49,388	44,634	10.7%	49,388	44,634	10.7%	26,489	26,195	1.1%	22,899	18,440	24.2%
Cost of Goods Sold	(37,786)	(33,591)	12.5%	(37,786)	(33,591)	12.5%	(19,060)	(18,110)	5.2%	(18,725)	(15,482)	21.0%
Depreciation (Logistic)	(49)	(54)	-9.1%	(49)	(54)	-9.1%	(39)	(48)	-18.3%	(10)	(6)	66.6%
Gross Profit	11,554	10,989	5.1%	11,554	10,989	5.1%	7,390	8,037	-8.1%	4,164	2,952	41.0%
Selling Expenses	(7,297)	(7,027)	3.8%	(7,297)	(7,027)	3.8%	(5,250)	(5,335)	-1.6%	(2,048)	(1,693)	21.0%
General and Administrative Expenses	(1,057)	(1,034)	2.2%	(1,057)	(1,034)	2.2%	(746)	(797)	-6.4%	(311)	(237)	31.3%
Selling, General and Adm. Expenses	(8,354)	(8,061)	3.6%	(8,354)	(8,061)	3.6%	(5,996)	(6,132)	-2.2%	(2,358)	(1,929)	22.2%
Equity Income(2)	33	(88)	n.a.	79	49	61.9%	79	49	61.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(215)	(579)	-62.8%	(215)	(579)	-62.8%	(208)	(554)	-62.4%	(7)	(26)	-71.3%
Depreciation and Amortization	(840)	(779)	7.8%	(840)	(779)	7.8%	(608)	(603)	0.8%	(232)	(175)	32.0%
Earnings before interest and Taxes - EBIT	2,178	1,482	47.0%	2,224	1,618	37.4%	657	797	-17.5%	1,566	822	90.7%
Financial Revenue	231	181	27.6%	231	181	27.6%	193	144	33.7%	38	37	3.6%
Financial Expenses	(705)	(911)	-22.6%	(705)	(911)	-22.6%	(622)	(826)	-24.7%	(84)	(85)	-1.4%
Net Financial Revenue (Expenses)	(474)	(730)	-35.0%	(474)	(730)	-35.0%	(429)	(682)	-37.1%	(46)	(48)	-5.2%
Income Before Income Tax	1,703	752	126.5%	1,749	889	96.9%	228	115	98.6%	1,521	774	96.6%
Income Tax	(449)	(298)	50.7%	(449)	(298)	50.7%	18	(64)	n.a.	(467)	(234)	99.8%
Net Income (Loss) Company - continuing operations	1,254	454	176.3%	1,300	591	120.1%	246	51	385.5%	1,054	540	95.2%
Net Result from discontinued operations	(75)	356	n.a.	(29)	(32)	-10.0%	(29)	(32)	-11.2%	-	-	n.a.
Net Income (Loss) - Consolidated Company	1,180	810	45.7%	1,271	558	127.6%	217	18	1080.5%	1,054	540	95.2%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1,254	454	176.3%	1,300	591	120.2%	246	51	386.6%	1,054	540	95.2%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(62)	125	n.a.	(29)	(32)	-10.0%	(29)	(32)	-10.0%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1,193	579	106.0%	1,271	558	127.7%	217	18	1090.0%	1,054	540	95.2%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	0	-	n.a.	0	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(13)	230	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(13)	230	n.a.	0	-	n.a.	0	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3,066	2,314	32.5%	3,112	2,451	27.0%	1,304	1,448	-9.9%	1,808	1,003	80.3%
Adjusted EBITDA (4) - Ex. non-recurring effects(*)	2,801	2,191	27.8%	2,846	2,327	22.3%	1,467	1,298	13.0%	1,379	1,029	34.1%

	Consolidated		Food Businesses		Multivarejo(1)		Assaí

% Net Sales Revenue

	2018	2017	2018	2017	2018	2017	2018	2017

Gross Profit	23.4%	24.6%	23.4%	24.6%	27.9%	30.7%	18.2%	16.0%
Selling Expenses	14.8%	15.7%	14.8%	15.7%	19.8%	20.4%	8.9%	9.2%
General and Administrative Expenses	2.1%	2.3%	2.1%	2.3%	2.8%	3.0%	1.4%	1.3%
Selling, General and Adm. Expenses	16.9%	18.1%	16.9%	18.1%	22.6%	23.4%	10.3%	10.5%
Equity Income(2)	0.1%	-0.2%	0.2%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.4%	-1.3%	-0.4%	-1.3%	-0.8%	-2.1%	0.0%	-0.1%
Depreciation and Amortization	1.7%	1.7%	1.7%	1.7%	2.3%	2.3%	1.0%	1.0%
EBIT	4.4%	3.3%	4.5%	3.6%	2.5%	3.0%	6.8%	4.5%
Net Financial Revenue (Expenses)	1.0%	1.6%	1.0%	1.6%	1.6%	2.6%	0.2%	0.3%
Income Before Income Tax	3.4%	1.7%	3.5%	2.0%	0.9%	0.4%	6.6%	4.2%
Income Tax	-0.9%	-0.7%	-0.9%	-0.7%	0.1%	-0.2%	-2.0%	-1.3%
Net Income (Loss) Company - continuing operations	2.5%	1.0%	2.6%	1.3%	0.9%	0.2%	4.6%	2.9%
Net Income (Loss) - Consolidated Company	2.4%	1.8%	2.6%	1.3%	0.8%	0.1%	4.6%	2.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	2.5%	1.0%	2.6%	1.3%	0.9%	0.2%	4.6%	2.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.4%	1.3%	2.6%	1.3%	0.8%	0.1%	4.6%	2.9%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.0%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	5.2%	6.3%	5.5%	4.9%	5.5%	7.9%	5.4%
Adjusted EBITDA (4) - Ex. non-recurring effects(*)	5.7%	4.9%	5.8%	5.2%	5.5%	5.0%	6.0%	5.6%

 (1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted by Other Operating Income and Expenses. (* ) Excludes non-recurring effects in the periods.

3. Financial Result

	Consolidated

(R$ million)	4Q18	4Q17	Δ	2018	2017	Δ

Financial Revenue	104	46	126.4%	231	181	27.6%
Financial Expenses	(165)	(252)	-34.7%	(705)	(911)	-22.6%
Cost of Debt	(102)	(71)	43.7%	(390)	(498)	-21.7%
Cost of Receivables Discount	(53)	(52)	1.9%	(155)	(144)	7.6%
Contingencies adjustments and Other financial expenses	(10)	(129)	-92.2%	(161)	(269)	-40.1%
Net Financial Revenue (Expenses)	(60)	(206)	-70.7%	(474)	(730)	-35.0%
% of Net Revenue	0.4%	1.6%	-120 bps	1.0%	1.6%	-60 bps

4. Net Income

	Consolidated						Food Business

(R$ million)	4Q18	4Q17	Δ	2018	2017	Δ	4Q18	4Q17	Δ	2018	2017	Δ

EBITDA	981	751	30.7%	3,066	2,314	32.5%	924	794	16.3%	3,112	2,451	27.0%
Depreciation (Logistic)	(12)	(14)	-14.4%	(49)	(54)	-9.1%	(12)	(14)	-14.4%	(49)	(54)	-9.1%
Depreciation and Amortization	(215)	(204)	5.1%	(840)	(779)	7.8%	(215)	(204)	5.1%	(840)	(779)	7.8%
Net Financial Revenue (Expenses)	(60)	(206)	-70.7%	(474)	(730)	-35.0%	(60)	(206)	-70.7%	(474)	(730)	-35.0%
Income (Loss) before Income Tax	694	326	112.7%	1,703	752	126.5%	636	369	72.3%	1,749	889	96.9%
Income Tax	(166)	(119)	39.3%	(449)	(298)	50.7%	(166)	(119)	39.3%	(449)	(298)	50.7%
Net Income (Loss) Company - continuing operations	528	207	154.9%	1,254	454	176.3%	471	250	88.0%	1,300	591	120.1%
Net income from discontinued operations	(239)	178	n.a.	(75)	356	n.a.	(12)	4	n.a.	(29)	(32)	-10.0%
Net Income (Loss) Consolidated Company	289	385	-24.9%	1,180	810	45.7%	459	255	80.0%	1,271	558	127.6%

Net Income (Loss) - Controlling Shareholders - continuing operations	528	207	155.1%	1,254	454	176.3%	471	250	88.1%	1,300	591	120.2%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	(114)	75	n.a.	(62)	125	n.a.	(12)	4	n.a.	(29)	(32)	-10.0%
Net Income (Loss) - Controlling Shareholders - Consolidated	414	282	46.8%	1,193	579	106.0%	459	255	80.1%	1,271	558	127.7%

5. Debt

(R$ million)	12.31.2018	12.31.2017

Short Term Debt	(1,973)	(1,250)
Loans and Financing	(905)	(770)
Debentures and Promissory Notes	(1,068)	(481)
Long Term Debt	(3,465)	(3,309)
Loans and Financing	(387)	(775)
Debentures	(3,078)	(2,534)
Total Gross Debt	(5,438)	(4,559)
Cash and Financial investments	4,369	3,792
Net Debt	(1,069)	(767)
EBITDA(1)	3,066	2,314
Net Debt / EBITDA(1)	-0.35x	-0.33x

On balance Credit Card Receivables not discounted	96	402
Net Debt incl. Credit Card Receivables not discounted	(973)	(366)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.32x	-0.16x

(1)       EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	12.31.2018	12.31.2017

Net Income (Loss) for the period	1,180	811
Adjustment for reconciliation of net income
Deferred income tax	77	(35)
Loss (gain) on disposal of fixed and intangible assets	(40)	247
Depreciation and amortization	889	833
Interests and exchange variation	761	947
Adjustment to present value	3	-
Equity Income	(73)	69
Provision for contingencies	730	675
Provision for disposals and impairment of property and equipment	(3)	1
Share-Based Compensation	43	24
Allowance for doubtful accounts	634	737
Provision for obsolescence/breakage	(6)	(1)
Deferred revenue	(478)	(394)
Other Operating Expenses	(369)	(723)
	3,348	3,191
Asset (Increase) decreases
Accounts receivable	(326)	(2,115)
Inventories	(1,475)	(1,505)
Taxes recoverable	(1,350)	(321)
Dividends received	36	309
Other Assets	(56)	(60)
Related parties	166	153
Restricted deposits for legal proceeding	(1)	(366)
	(3,006)	(3,905)
Liability (Increase) decrease
Suppliers	2,149	3,059
Payroll and charges	36	103
Taxes and Social contributions payable	249	(127)
Other Accounts Payable	209	148
Contingencies	(1,021)	(447)
Deferred revenue	1,032	(8)
Taxes and Social contributions paid	(410)	(119)
	2,244	2,609

Net cash generated from (used) in operating activities	2,586	1,895

Acquisition of property and equipment	(1,830)	(1,402)
Increase Intangible assets	(536)	(311)
Sales of property and equipment	467	121
Net cash flow investment activities	(1,899)	(1,592)

Cash flow from financing activities
Increase of capital	3	11
Funding and refinancing	9,139	7,789
Payments of loans and financing	(8,747)	(9,785)
Dividend Payment	(351)	(101)
Acquisition of society	(2)	(8)
Net cash generated from (used) in financing activities	42	(2,094)

Increase (decrease) in cash and cash equivalents	729	(1,791)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	8,080	7,351
Change in cash and cash equivalents	729	(1,791)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	2018	2017

Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	2,586	1,895
EBITDA	3,802	1,564
Cost of Sale of Receivables	(806)	(668)
Working Capital	348	(561)
Assets and Liabilities Variation	(757)	1,560
Cash Flow from Investment Activities	(1,899)	(1,592)
Net Investment	(1,899)	(1,592)

Change on net cash after investments	687	303

Cash Flow from Financing Activities	42	(2,094)
Dividends Payments and Others	(351)	(101)
Net Payments	393	(1,993)

Change on Net Cash	729	(1,791)

Cash Balance at End of Exercise	8,080	7,351

Cash includes "Assets held for sale and op. Discontinued"	3,711	3,559

Cash t as balance sheet (excluding Via Varejo)	4,369	3,792

In the financial statements of GPA of December 31, 2018, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Assets held for sale and the corresponding liabilities were reclassified only on the reporting date. Accordingly, movements in the above equity accounts include Via Varejo, however, the final cash position is reconciled so as to show only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	4Q18	4Q17	Δ	2018	2017	Δ
New stores, land acquisition and conversions	364	209	73.9%	745	583	27.7%
Store renovations and Maintenance	212	135	57.3%	650	444	46.5%
Infrastructure and Others	122	101	21.6%	381	302	26.2%

Non-cash Effect
Financing Assets	(101)	(91)	11.5%	(31)	26	n.a.
Total	598	354	68.7%	1,745	1,355	28.8%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	4Q18%		4Q17%		Δ	2018	%	2017	%	Δ

Multivarejo	7,937	52.1%	7,689	56.6%	3.2%	28,693	53.5%	28,370	58.6%	1.1%
Pão de Açúcar	1,994	13.1%	1,955	14.4%	2.0%	7,471	13.9%	7,249	15.0%	3.1%
Extra (1)	4,875	32.0%	4,807	35.4%	1.4%	17,254	32.2%	17,561	36.3%	-1.7%
Convenience Stores (2)	343	2.3%	298	2.2%	15.3%	1,264	2.4%	1,164	2.4%	8.5%
Other Businesses (3)	725	4.8%	630	4.6%	15.1%	2,704	5.0%	2,394	4.9%	12.9%
Cash & Carry	7,300	47.9%	5,906	43.4%	23.6%	24,923	46.5%	20,070	41.4%	24.2%
Assaí	7,300	47.9%	5,906	43.4%	23.6%	24,923	46.5%	20,070	41.4%	24.2%
Food Business	15,237	100.0%	13,595	100.0%	12.1%	53,616	100.0%	48,440	100.0%	10.7%

	Breakdown of Net Sales by Business
(R$ million)	4Q18%		4Q17%		Δ	2018	%	2017	%	Δ

Multivarejo	7,314	52.2%	7,066	56.5%	3.5%	26,489	53.6%	26,195	58.7%	1.1%
Pão de Açúcar	1,828	13.0%	1,788	14.3%	2.2%	6,860	13.9%	6,659	14.9%	3.0%
Extra (1)	4,451	31.8%	4,385	35.1%	1.5%	15,792	32.0%	16,110	36.1%	-2.0%
Convenience Stores (2)	321	2.3%	277	2.2%	16.1%	1,182	2.4%	1,085	2.4%	9.0%
Other Businesses (3)	713	5.1%	617	4.9%	15.7%	2,655	5.4%	2,341	5.2%	13.4%
Cash & Carry	6,698	47.8%	5,444	43.5%	23.0%	22,899	46.4%	18,440	41.3%	24.2%
Assaí	6,698	47.8%	5,444	43.5%	23.0%	22,899	46.4%	18,440	41.3%	24.2%
Food Business	14,012	100.0%	12,510	100.0%	12.0%	49,388	100.0%	44,634	100.0%	10.7%

(¹) Includes sales of Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (²) Includes sales of Mini Extra and Minuto Pão de Açúcar. (³) Includes sales of Gas Stations, Drugs Stores, Delivery and revenues from the rental of commercial galleries.

	Gross Same Store Sales ex calendar
	4Q18	4Q17
Multivarejo	4.5%	3.5%
Extra Hiper	3.2%	3.2%
Extra Super (*)	4.7%	-0.1%
Pão de Açúcar	2.2%	1.4%
Proximity	19.1%	7.3%
Assaí	9.9%	8.3%
AssaÃ ex-conversions	9.1%	6.3%

(*) Includes sales of Extra Supermercado, Mercado Extra and Compre Bem

9. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	4Q18	4Q17	2018	2017

Cash	49.2%	50.7%	49.0%	50.7%
Credit Card	40.3%	38.9%	40.3%	38.9%
Food Voucher	10.5%	10.4%	10.7%	10.4%

10. Store Portfolio Changes by Banner

	Food Business
	12/31/17	Opened	Opened by conversion	Closed	Closed to conversion	12/31/2018

Assaí	126	16	2	-	-	144
Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	117	-	-	(2)	(3)	112
Extra Supermercado	188	-	-	(3)	(35)	150
Mercado Extra	-	-	23	-	-	23
Compre Bem	-	-	13	-	-	13
Mini Extra	183	-	-	(27)	-	156
Minuto Pão de Açucar	82	-	-	(3)	-	79
Other Business	199	1	-	(6)	-	194
Gas Station	72	1	-	(2)	-	71
Drugstores	127	-	-	(4)	-	123
Food Business	1,081	17	38	(41)	(38)	1,057

Sales Area ('000 m2)
Food Business	1,811					1,860

# of employees ('000)
Food Business	91					94

11. Data by format as of 12/31/2018

FIGURES PER FORMAT ON 12/31/2018
	Number of Stores	Sales Area (sq meter x 1000)

Assaí	144	598
Multivarejo	913	1,245
Pão de Açúcar	186	240
Extra Hipermercado	112	687
Extra Supermercado (*)	186	193
Convenience Stores	235	58
Other Business	194	67
Gas Station	71	58
Drugstores	123	9
Food Business	1,057	1,843

(*) Includes sales of Extra Supermercado, Mercado Extra and Compre Bem

4Q18 Results Conference Call and Webcast

Thursday, February 21, 2019
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9224 or +1 (844) 763-8274

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Discontinued Activities: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates non-recurring expenses and revenues and other non-recurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●        Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores with the goal of entering a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of the consumers in the regions where stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner in order to streamline operational costs, especially logistics and IT.

Mercado Extra: Project that aims to reinvigorate Extra Super by reinforcing the quality of perishables and customer service, with a focus on the B and C income groups. There will be no changes to the stores’ operating model, which will continue to be managed by the Extra banner.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.